Exhibit 15.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Pacific Drilling S.A.:
We consent to the incorporation by reference in the registration statements (No. 333-180485, No. 333-194380) on Form S-8 of Pacific Drilling S.A. of our reports dated February 26, 2015, with respect to the consolidated balance sheets of Pacific Drilling S.A. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 20-F of Pacific Drilling S.A.
/s/ KPMG LLP
Houston, Texas
February 26, 2015